UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VimpelCom Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

Claude Debussylaan 88

Address of Principal Executive Office (Street and Number)

1082 MD, Amsterdam, the Netherlands

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VimpelCom Ltd. (the “Company”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2013 (the “Form 20-F”) prior to the filing deadline because the Company has not finalized its assessment of the effectiveness of its internal controls over financial reporting due in part to issues arising out of the investigations by the United States Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”) and the Dutch public prosecutor’s office, and internal investigations. When the Company completes that assessment, its auditor, Ernst & Young Accountants LLP, will complete its review of the Company’s assessment and complete its related audit procedures.

As we previously disclosed, the SEC, DOJ and Dutch public prosecutor’s office are conducting investigations related to the Company; these investigations appear to be concerned with the Company’s operations in Uzbekistan, including relations with Takilant Ltd. (“Takilant”) which held a minority interest in our business in Uzbekistan from 2007 until 2009 when such minority interest was purchased by us pursuant to the exercise by Takilant of a put option. In addition, we had agreements with Takilant in the past relating to the acquisition of frequency spectrum and channels in Uzbekistan.

It has been reported in the press that Takilant is currently being investigated in Sweden and Switzerland on allegations that it and certain persons associated with it have committed acts of bribery and money-laundering connected with their activities in Uzbekistan, and also that Takilant is being investigated in the Netherlands and perhaps other jurisdictions. These investigations may, in part, involve the Company.

As a result of concerns arising from press reports regarding Takilant, the Company commenced a review with respect to its operations in Uzbekistan, including its relations with Takilant, and in 2013 the Company retained external counsel with expertise relating to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations to conduct such review.

Following notice of the investigations by the SEC, the DOJ and the Dutch public prosecutor’s office, the Company established a Special Committee of the Supervisory Board in March 2014, consisting of all outside directors, to oversee the internal investigation and the Company’s response to the inquiries by various authorities. While the initial focus of our internal investigation has been related to our Uzbek operations, including our relations with Takilant, and whether there was any conduct in our operations in Uzbekistan that may have violated the anti-bribery provisions of the FCPA, the FCPA’s books and records and internal controls provisions, applicable local laws and/or the Company’s own internal policies, we, together with our external counsel, are also reviewing our operations in additional countries.

The Company expects to incur costs in responding to requests for information, testimony and other information in connection with the investigations and in conducting the internal investigation and review, and we cannot predict at this time the ultimate amount of all such costs. These matters may require the involvement of certain members of the Company’s senior management that could impinge on the time they have available to devote to other matters relating to the business. The Company may also see ongoing media and governmental interest in these matters that could impact the perception of us.

The SEC, DOJ and Dutch investigations, as well as our own investigations, are continuing, and the Company is presently unable to predict the duration, scope or results of these investigations or how the results of these investigations may impact our internal controls, business, and the results of operations or financial condition. Further, there can be no assurance that such investigations will not be broader in scope than they currently appear, or that new investigations will not be commenced in these or other jurisdictions, or that there will not be litigation commenced against us.

One or more enforcement actions could be instituted in respect of the matters that are the subject of some or all of the investigations. The DOJ and SEC have a broad range of civil and criminal sanctions under the FCPA and other laws and regulations including, but not limited to, judgments, settlements, injunctive relief, debarment or other relief, disgorgement, fines, penalties, modifications to business practices including the termination or modification of existing business relationships, the imposition of compliance programs and the retention of a monitor to oversee compliance with the FCPA, and criminal convictions and/or penalties. The Dutch public prosecutor’s office and enforcement authorities in other jurisdictions also have a range of sanctions under the relevant laws and regulations. There can be no assurance that any investigation will not conclude that a violation of applicable law has occurred. The imposition of any of these sanctions or remedial measures could have a material adverse effect on the Company’s business or financial condition.

The Company intends to file its Form 20-F as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey D. McGhie	(+3120)	7977200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 6, 2014, the Company announced unaudited operating results for the quarter and fiscal year ended December 31, 2013 in a press release entitled “VimpelCom Reports 4Q13 and FY13 Results” which was furnished to the SEC in the Current Report on Form 6-K on March 6, 2014, which is incorporated herein by reference. On April 18, 2014, the Company announced that the proposed settlement of certain disputes in Algeria will result in a one-off charge of USD 2.0 billion in the Company’s 2013 financial statements, as set forth in the press release entitled “VimpelCom and Global Telecom Holding announce a Strategic Partnership with the Algerian Fonds National d’Investissement and a Successful Resolution in Algeria” which was furnished to the SEC in the Current Report on Form 6-K on April 18, 2014, which is incorporated herein by reference. There also may be other changes upon the finalization of the financial statements and assessment of internal controls.

Forward Looking Statements

This notification of late filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Any statement in this notification that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions. Actual and anticipated future results could differ materially from those expressed or implied by such forward-looking statements and assumptions due to certain risks and uncertainties, including the outcome of the various external and internal investigations, the extent to which the Company successfully implements or enhances its internal control over financial reporting, identification of control deficiencies that have not been identified previously, the Company’s inability to complete an assessment of the effectiveness of its internal control over financial reporting in a timely fashion, identification of matters relating to the Company’s compliance with the FCPA or other anti-corruption legislation, legal actions or complaints relating to the Company’s FCPA compliance and compliance with other anti-corruption legislation, potential effects of the foregoing matters on the Company’s previously announced unaudited 2013 results of operations, financial condition or cash flows and other facts set forth in the Company’s reports filed with or furnished to the SEC. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, and other public filings made by VimpelCom with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements contained in this notification of late filing are made as of the date hereof, and the Company expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after this notification of late filing.

VimpelCom Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2014	By:	Jeffrey David McGhie
		Name:	Jeffrey David McGhie
		Title:	General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).